Exhibit 23.4

Burton Consulting Inc.
527-475 Howe Street
Vancouver, B.C. V6C 2B3
CANADA

SEC Comments regarding:
Canyon Gold Corp.
Spruce Hills, Nevada Mining Project.

Update on Progress:

Dear Sirs:

In the course of my geological investigations on the Spruce Hills, Nevada mining exploration project I visited the project from May 19 to 29, 2012.  During that time I reviewed and visited both the project, and the Long Canyon gold discovery now operated by Newmont USA who are developing it as an open pit gold mine.

The Canyon Gold claims are along the same belt that holds the Long Canyon gold deposit now being explored by Newmont and other neighbor companies on their claims to the N, the NE, and the S of Canyon Gold’s claims, all of which exhibit the same geological and structural components that are being explored for in this district.

I reviewed the work done during the Phase One exploration program previously completed, and with the assistance of DRLLC’s field crew I did some further geochemical and geological field work to be able to lay out the intended exploration program for Phase Two and Phase Three exploration programs.

I consider the project to be a project of merit and am preparing a Phase Two and Phase Three report for further exploration, including an initial drilling program, with recommendations and budget.  This report is hoped to be ready by September 15, 2012.

Dated August 31, 2012

_______________________
Alex Burton, P. Eng., P. Geo.
Member APEG, BC, Canada
Registration Number 6262